SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	October	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

           Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

           If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated October 12, 2011.

Document 1

For Immediate Release	October 12, 2011

SONDE RESOURCES CORP. ANNOUNCES ADDITIONAL PRODUCTION
RESULTS AT DRUMHELLER

CALGARY, ALBERTA--(Marketwire – October 12, 2011) - Sonde Resources Corp. ("Sonde" or the "Corporation") (TSX: SOQ) (NYSE Amex LLC: SOQ) today announced additional production results for its inaugural three-well horizontal infill drilling program in the Mannville “I” pool at Drumheller.

In May and June, Sonde drilled and cased three horizontal development wells in its Mannville “I” oil pool at Drumheller in township 29-19W4. The program was designed to test the economic viability of re-developing the entire pool using horizontal drilling and multi-stage hydraulic fracturing technology (“frac”).  Specifically, these inaugural wells were located to test the viability of:

•	re-developing the portion of the pool with the highest water cuts (Sonde 3-4);
•	re-developing the most depleted portions of the existing pool (Sonde 3-5);
•	developing / re-developing the thinner edges of pool (Sonde 14-14).

Sonde elected to compare different casing and fracturing techniques on the wells in order to more fully understand the range of development options and costs at an early stage in the program.  Specifically, the 3-4 was completed with cemented liner and frac’d with gelled propane;  the 3-5 was completed with an “open-hole” packer system and water frac’d;  the 14-14 was completed with cemented liner and water frac’d.  Fracturing on the wells was completed between late June and mid-September, and the final well, the 14-14, was placed on production the last week of September.

Despite a series of operational issues with the wells, including sand flowback on the 3-5 which inhibited early production and required a coiled tubing cleanout,  all three wells are now producing at very similar stabilized rates of 200-250 barrels of total fluid a day, plus small amounts of natural gas.  Water cuts on the wells remain high (75%-80%), primarily due to large volumes of water pumped during fracturing operations, which exceeded 12,000 barrels of water each for the 3-5 and 14-14 wells (the 3-4 is in a naturally high water-cut portion of the pool).  Based on historical water cuts for existing vertical wells immediately adjacent to the horizontal wells, which average 15-20% water near the 3-5 and 14-14 and 50% water near the 3-4, Sonde anticipates average stabilized hydrocarbon production of 100-125 BOEPD for each well.  Such rates generally match the economic expectations previously discussed and are similar to average horizontal well production rates and profiles in the Pembina Cardium pool.

In addition, Sonde recently closed on the previously-annouced acquisition of the remainder of the Mannville “I” pool, and has begun the process of bringing several suspended wells back to production, resulting in a near-doubling of the previously-announced 110 BOEPD purchased as part of this transaction.

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Jack Schanck, Sonde’s President and CEO, said “We are in the early days of understanding the economic performance of our horizontal infill program at Drumheller.  Stabilized inflow rates for our wells is encouraging, but we need proof of increasing oil cut before accelerating our expenditures in the Mannville “I” pool, which warrants gathering another 2-3 months of production data on the wells.  In the meantime, we are actively planning for pad-drilling operations in the Mannville “I” pool, permitting new horizontal locations for early 2012 drilling, and also testing the viability of horizontal wells in two of our other Drumheller oil pools, with wells at Wildunn (Banff carbonates) and Michichi (Cretaceous Detrital sandstones).  We have applied for a waterflood permit in the Mannville “I” pool, and hope to initiate water injection in early 2012.  Sonde is operationally prepared to immediately proceed with a larger-scale re-development of these pools, and other assets at Drumheller, as results warrant and reaffirm our year end production guidance at 3,300 BOEPD.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada and North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

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SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	October 12, 2011	By:	/s/ Kurt A. Nelson
Name: Kurt A. Nelson Title: Chief Financial Officer